UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Material Change Report, dated July 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: July 23, 2009	By:	/s/ Frédéric Despars
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

3

Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Labopharm Inc.

480 Armand-Frappier Blvd

Laval, Québec

H7V 4B4

(450) 686-0207

2.	DATE OF MATERIAL CHANGE

July 20, 2009.

3.	NEWS RELEASE

Labopharm Inc. (“Labopharm”) issued a news release on July 20, 2009. A copy of the press release is annexed hereto and forms an integral part hereof.

4.	SUMMARY OF MATERIAL CHANGE

On July 20, 2009, Labopharm announced it has received a complete response letter from the U.S. Food and Drug Administration (FDA) for the new drug application (NDA) submission of its novel formulation of the antidepressant trazodone.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On July 20, 2009, Labopharm announced it has received a complete response letter from the U.S. Food and Drug Administration (FDA) for the new drug application (NDA) submission of its novel formulation of the antidepressant trazodone.

The letter indicates Labopharm’s application cannot be approved in its present form due to deficiencies following an FDA inspection of the active pharmaceutical ingredient (API) manufacturing facility, which was completed July 3, 2009 and that satisfactory resolution of these deficiencies is required before this application may be approved. No efficacy or safety issues were raised.

The API manufacturer, Angelini, has informed Labopharm that, further to the FDA’s complete response letter to Labopharm, in which the FDA raises observations concerning the Drug Master File (DMF) holder in the section “Facility Inspections”, Angelini can confirm that the observations raised by the FDA are not critical and that it has not been questioned about the continued supply of trazodone hydrochloride to the U.S. market. Angelini intends to address the observations raised by the FDA in an action plan that Angelini is going to submit to the FDA by July 24, 2009.

The press release attached hereto provides a full description of the material change.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.	DATE OF REPORT

July 23, 2009

LABOPHARM INC.

By:	/s/ Frédéric Despars
Frédéric Despars
Vice-President, General Counsel and Corporate Secretary